Exhibit 2.2

EXECUTION COPY

AMENDMENT No. 1

TO THE

MASTER PURCHASE AGREEMENT

BY AND BETWEEN

RENTRAK CORPORATION

AND

THE NIELSEN COMPANY (US), LLC

January 29, 2010

AMENDMENT No. 1

TO THE

MASTER PURCHASE AGREEMENT

            This Amendment No. 1 (this “Amendment”) to the Master Purchase Agreement (also known as the ‘MPA’) dated December 14, 2009 by and between RENTRAK CORPORATION, an Oregon corporation (the “Buyer”), and THE NIELSEN COMPANY (US), LLC, a Delaware limited liability company (the “Seller”) is entered into as of January 29, 2010.

            Capitalized terms used in this Amendment and not otherwise defined herein shall have the meanings ascribed to them in the Master Purchase Agreement, which following this Amendment shall continue to mean the Master Purchase Agreement as amended herein.

RECITALS

            WHEREAS, the Buyer and the Seller entered into the MPA providing for the sale of the EDI Business by the Seller to the Buyer, on the terms and conditions set forth in the MPA;

            WHEREAS, the Parties would like to clarify or modify certain matters covered by the MPA, as provided for in this Amendment;

            NOW, THEREFORE, in consideration of the premises and the covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

ARTICLE I

MPA CLARIFICATIONS AND AMENDMENTS

            1.1.      Section 1.1 of the MPA re purchase and sale of the Shares, and related Sections  Notwithstanding anything to the contrary set forth in Section 1.1 of, and elsewhere in, the MPA, at the Closing the Parties will not execute and deliver a bill of sale and assignment and assumption agreement (defined in Section 1.1 of the MPA as the “UK Stock Purchase Agreement”) concerning the transfer of the Shares; rather, such transfer will be evidenced solely by the delivery by the Seller of duly executed stock transfer forms, together with the corresponding existing shares certificates of EDI-UK, as contemplated by Section 1.6(b)(xi) of the MPA. Therefore, Sections 1.6(b)(i) and 1.6(c) (2) of the MPA are hereby deleted, as is the reference to the UK Stock Purchase Agreement in the definition of Ancillary Agreements in

Article VII of the MPA (as provided further below concerning definitions in the MPA).

            1.2.      Section 1.2 of the MPA re the Acquired Assets  The assets to be sold and purchased on the Closing Date pursuant to the US Asset Purchase Agreement, the Australia Asset Purchase Agreement, the Germany Asset Purchase Agreement, the France Asset Purchase Agreement, the Mexico Asset Purchase Agreement, the Argentina Asset Purchase Agreement and the Spain Asset Purchase Agreement shall not be the assets listed in Exhibit A to the MPA under the respective country headings, but the assets listed in Schedule 1 to each of such Asset Purchase Agreements. Therefore, Exhibit A of the MPA dated December 14, 2009, shall be deemed to have no legal effect.

            1.3.      Section 1.6(b)(xv) of the MPA re Nielsen authorization and power  Section 1.6(b)(xv) of the MPA is hereby amended by deleting such clause in its entirety and replacing it with the following:

“(xv)     the resolutions of the shareholders, board of directors or partners of the companies empowered to authorize the sale of capital stock or Acquired Assets either at the shareholder or the owning company level, as the case may be, as contemplated by this Agreement and valid powers of attorney as shall be necessary to effect the transactions contemplated hereby with respect to such Nielsen Seller.”

            1.4.      Section 1.6(b) of the MPA re IP assignment agreements  Section 1.6(b) of the MPA is hereby amended by adding the following Sections 1.6(b)(xvi) and (xvii):

“(xvi)    a duly executed counterpart of the Trademark Assignment Agreement substantially in the form attached hereto as Exhibit E (the “Trademark Assignment Agreement”).”

“(xvii) a duly executed counterpart of the Domain Name Assignment Agreement substantially in the form attached hereto as Exhibit F (the “Domain Name Assignment Agreement”).”

            1.5.      Section 1.6(c)(xiv) of the MPA re Rentrak authorization and power  Section 1.6(c)(xiv) of the MPA is hereby amended by deleting such clause in its entirety and replacing it with the following:

“(xiv)    the resolutions of the board of directors and/or equity holders of each Rentrak Buyer authorizing the transactions contemplated by this Agreement and valid powers of attorney as shall be necessary to effect the transactions contemplated hereby with respect to such Rentrak Buyer.”

            1.6.      Section 1.6(c) of the MPA re IP assignments  Section 1.6(c) of the MPA is hereby amended by adding the following Sections 1.6(c)(xv) and (xvi):

“(xvii)   a duly executed counterpart of the Trademark Assignment Agreement substantially in the form attached hereto as Exhibit E.”

“(xvii)   a duly executed counterpart of the Domain Name Assignment Agreement substantially in the form attached hereto as Exhibit F.”

            1.7.      Amendment to Section 2.2 of the MPA re Nielsen officers’ incumbency  Section 2.2 of the Master Purchase Agreement is hereby amended by adding at the end of such section the following sentence:

“Each of the signatories executing this Agreement and each Ancillary Agreement, certificate and instrument delivered in connection therewith for a Nielsen Seller is duly authorized to act on behalf of the applicable Nielsen Seller.”

            1.8.      Section 3.2 of the MPA re: Rentrak officers’ incumbency  Section 3.2 of the Master Purchase Agreement is hereby amended by adding at the end of such section the following sentence:

“Each of the signatories executing this Agreement and each Ancillary Agreement, certificate and instrument delivered in connection therewith for a Rentrak Buyer is duly authorized to act on behalf of the applicable Rentrak Buyer.”

            1.9.      Sections 1.6 (b) and (c), Section 2.2, Section 3.2, Sections 5.1 and 5.2 and Section 6.1 of the MPA re authorizations et al.   Notwithstanding anything in the MPA to the contrary if and to the extent that there is discovered before, at or after Closing any defect in the authorizations presented by either Party to effect the transactions contemplated by the MPA at Closing, then any such defects shall not be considered as a breach of a Closing Condition or of the MPA, and shall be remedied consistent with the Parties’ Further Assurances, Article 1, Section 1.8 of the MPA as soon as practicable after Closing on request of the other Party by obtaining and delivering as soon as practicable any authorization due or required to approve or ratify, as the case may be, the transactions contemplated by the MPA.

            1.10.    Section 4.5 (g) re Transfer Taxes  Without in any way intending to modify the agreement of the Parties in the MPA that all Transfer Taxes shall be borne by the Seller, the Parties agree to the following procedures for the payment of such Taxes:

(a)        Transfer Taxes other than Value Added Tax.  With respect to Transfer Taxes other than any VAT or GST (as defined below) that may be imposed or assessed as a result of the execution of an Asset Agreement, the Buyer will cause the appropriate Rentrak Local Buyer (as defined below) to pay the Transfer Tax where due, and the amount will adjusted in the Buyer’s favor as part of the calculation of the Initial Closing Working Capital pursuant to Section 1.4 of the MPA, on the basis of the estimated figures set forth in the Transfer Taxes chart attached as Annex I to this Amendment, subject to further adjustment in the Buyer’s or the Seller’s favor, as the case may be, as part of the calculation of the Closing Working Capital pursuant to Section 1.5 of the MPA, on the basis of the final figures reflected in the corresponding proofs of payment by the applicable Rentrak Local Buyer to the Tax authorities, copies of which will be provided by the Buyer to the Seller.

(b)        Argentine VAT and Mexican VAT.  With respect to the VAT that will be assessed as a result of the execution of the Argentina Asset Purchase Agreement (the “Argentine VAT”) and of the Mexican Asset Purchase Agreement (the “Mexican

VAT”), the Parties agree that (x) (i) Nielsen-Argentina will charge the Rentrak Argentina Buyer, which will pay to Nielsen-Argentina, the Argentine VAT, and (ii) Nielsen-Mexico will charge the Rentrak Mexico Buyer, which will pay to Nielsen-Mexico, the Mexican VAT, and (y) an amount equal to the sum of the Argentine VAT and the Mexican VAT will be taken into account as a negative item reducing the working capital for purposes of the calculation of the Initial Closing Working Capital and of the Closing Working Capital pursuant to Sections 1.4 and 1.5 of the MPA.

(c)        Payment of VAT assessed in other jurisdictions.  In the event that the Tax authorities in Australia (where the equivalent of the VAT is the “Goods and Services Tax” or “GST”, and any reference to VAT in the MPA or in this Amendment shall be deemed to include GST), France, Germany or Spain impose VAT as a result of the execution of the related Asset Agreement, notwithstanding the Parties’ agreement that such transactions are exempt from VAT as a transfer of a going concern, then the corresponding Nielsen Seller in Australia, France, Germany or Spain, as applicable, will charge the Rentrak Australia Buyer, the Rentrak France Buyer, the Rentrak Germany Buyer or the Rentrak Spain Buyer (collectively, the “Other Local Buyers,” and together with the Rentrak Argentina Buyer and the Rentrak Mexico Buyer, the “Rentrak Local Buyers”), the applicable VAT, as appropriate, which the corresponding Other Local Buyer will pay to the Nielsen Seller. Thereafter, upon presentation by the Buyer to the Seller of proof of any such VAT payment by an Other Local Buyer, the Seller will promptly pay to the Buyer an amount equal to the VAT so paid unless such amount is already accounted for in the Buyer’s favor as part of the calculation of the Initial Closing Working Capital or the  Closing Working Capital. The Seller acknowledges and agrees that any reference in the Asset Agreements for the Other Local Buyers to the effect that “the parties agree that the transaction is exempt from VAT” does not affect in any way the obligation of the Seller to reimburse the VAT to the Buyer pursuant to the previous sentence, consistent with the provisions of Section 4.5(g) of the MPA in the manner provided by this Amendment and consistent with this Amendment.

(d)        Reimbursement of VAT to the Seller.  It is the intent of the Parties that the Buyer should not make a windfall as a result of the Seller’s obligation to bear VAT pursuant to the MPA. Therefore, the Buyer will advise the Seller on an ongoing and timely basis of the amount of any VAT credit received or accrued by a Rentrak Local Buyer resulting from the Rentrak Local Buyer’s VAT payments arising out of the transactions contemplated by the corresponding Asset Agreement, including of any partial VAT credit. The Buyer will reimburse the Seller on an ongoing basis an amount equal to any credit or partial credit received or accrued by such Rentrak Local Buyer, until the reimbursement to the Seller by the Buyer of an amount equal to the total amount of VAT  borne by the Seller, either by way of direct repayment to the Buyer or through the calculation of the Closing Working Capital, with respect to each corresponding Asset Agreement, provided that repayment to the Seller is not due for any VAT credit received or accrued if such credit cannot be used in the ordinary course of business because of expiry of the credit under applicable law. It is also understood that (x) for purposes of calculating the credits as described above, any VAT chargeable by the Rentrak Local Buyers on Rentrak group intercompany sales will be excluded if such sales are not in the ordinary course of business, and (y) the calculation of the VAT reimbursement to the Seller shall be effected on a country by country basis, without any netting, even if there were to be an excess credit in one country and a deficit of credit in another. It is further understood that the implementation of the reimbursement to the Seller provided in this Section 1.5(d) should not result in any cost to the Buyer or the Rentrak Local Buyers that they would have not otherwise incurred.

            1.11.    Section 4.17 re 2009 bonus payments  Section 4.17 of the Master Purchase Agreement is hereby deleted in its entirety and replaced with thefollowing:

“4.17    Year-End Bonus Payments.  Prior to March 1, 2010, the Seller shall have paid all 2009 Bonus Payments pursuant to all of the Seller’s Bonus Plans. All 2009 Bonus Payments made by the Seller or accruals therefor shall not be taken into account in the calculation of Initial Closing Working Capital or Closing Working Capital.

            1.12.    Section 4.8(a) of the MPA re Business Employees  Any Business Employee listed on Schedule 4.8(a) to the MPA who shall have resigned on or before the Closing Date shall not become a Transferred Employee, notwithstanding the fact that such employee's name may be included in Schedule 1 to the Asset Agreement entered into by the Nielsen Seller which is such employee’s employer at the time of resignation. Separately, the Parties acknowledge that there may be some mechanical errors in Schedule 4.8(a) to the MPA and in the various “Schedule 1”s to the Asset Agreements that may result in the lists of Business Employees and Transferred Employees contained therein not being totally accurate as of the Closing. The Seller undertakes to verify the employee information as soon as possible after the Closing, and the Parties agree to then cooperate with each other as necessary in order to correct  any such mechanical errors in order to ensure that the only Business Employees and Transferred Employees at Closing are those who are working exclusively with the EDI Business and have not resigned as of the Closing.

            1.13.    Section 4.8(b) of the MPA re Non-US Business Employees  The following is a clarification of the Parties’ responsibilities under that Section: (i) for any payroll services requested by the Buyer with respect to the  Non-US Employees pursuant to the Transition Services Agreement, in addition to any corresponding fees charged by the Seller pursuant to such Agreement, the full cost of the related payroll, employers’ taxes and other employer costs shall be paid on a timely basis by the Buyer to the Seller. In addition, to the extent that any Non-US Business Employee in or outside the European Union who has accepted employment with a Rentrak Local Buyer or whose employment with any Nielsen Seller has been automatically transferred under applicable law to a Rentrak Local Buyer, is deemed a continuing Nielsen employee or dual employee of the Rentrak Local Buyer and the Nielsen Seller due to the use of the Nielsen Seller’s payroll number, then any cost, expense and claims arising from such continuing or dual capacity shall be for the sole account of the Buyer. Also, to the extent any Non-US Employee has not accepted an offer of employment prior to Closing where the offer has been made, consistent with Section 4.8(b) (ii), then any acceptance of such offer after Closing according to the terms of the offer shall be considered binding as between the Nielsen Seller and the Rentrak Local Buyer, and the Rentrak Buyer shall bear all costs and expenses in relation to such employee from the Closing as if the employee had accepted such offer by the Closing, and in that case the Nielsen Seller concerned shall procure that the employee continue to work for the EDI Business post-Closing. Finally, with respect to Ms.

Melanie Desiree Schroot, the Non-US Business Employee working for the EDI Business through the Seller’s Affiliate in Brazil, absent any resignation by the employee or termination for cause, the Seller shall cause its Brazilian Affiliate to maintain in its employment and on its payroll such Non-US Employee, and shall make its best efforts to procure that she continue to work for the EDI Business post-Closing, for a period of up to six months thereafter or until the Buyer can establish a branch or subsidiary in Brazil and employ such employee, whichever is earlier, at the sole risk and for the account of the Buyer, it being understood that if any severance is due under applicable law upon the transfer of the employee to any new Buyer Affiliate in Brazil, the cost thereof will also be for the account of the Buyer.

            1.14     Article VIII re definitions  The definitions set forth in Article VIII of the MPA are hereby modified as follows:

(i)         The following definitions are amended by deleting such definition in its entirety and replacing it with the following:

“Acquired Assets” shall mean the assets listed in Schedule 1 to each of the Asset Agreements.

“Ancillary Agreements” shall mean the Transition Services Agreement, the Data License Agreement, the US Asset Purchase Agreement, the Trademark Assignment Agreement, the Domain Name Assignment Agreement, the Australia Asset Purchase Agreement, the Germany Asset Purchase Agreement, the France Asset Purchase Agreement, the Mexico Asset Purchase Agreement, the Argentina Asset Purchase Agreement and the Spain Asset Purchase Agreement.

(ii)        The following definitions are replaced and corrected as follows:

“EDI-Australia” shall be replaced by “Nielsen-Australia,” as defined in the Australia Asset Purchase Agreement, meaning both The Nielsen Company (Australia) Pty Ltd, and ACNielsen Research Pty Ltd, entities organized under the laws of New South Wales, Australia.

“EDI-Argentina” shall be replaced by “Nielsen-Argentina,” as defined in the Argentina Asset Purchase Agreement, meaning A.C. Nielsen, S. de R.L. de C.V. Sucursal Argentina, an entity registered under the laws of Argentine and a branch of Nielsen-Mexico.

“EDI-Mexico” shall be replaced by “Nielsen-Mexico,” as defined in the Mexico Asset Purchase Agreement, meaning A.C. Nielsen, S. de R.L. de C.V., an entity organized under the laws of Mexico.

“EDI-France” shall be replaced by “Nielsen-France,” as defined in the France Asset Purchase Agreement, meaning, AC Nielsen SAS, an entity organized under the laws of France.

“EDI-Spain” shall be replaced by ‘Nielsen-Spain,” as defined in the Spain Asset Purchase Agreement, meaning AC Nielsen EDI Sociedad Limitada (Sociedad Unipersonal), an entity organized under the laws of Spain.

(iii)        The definition of Retained Liabilities is amended by adding the following clause (k) at the end thereof:

“(k)      the 2009 Bonus Payments.”

(v)        The following definitions are added in the appropriate location based on alphabetical order:

“Trademark Assignment Agreement” shall have the meaning set forth in Section 1.6(b)(xvi).

“Domain Name Assignment Agreement” shall have the meaning set forth in Section 1.6(b)(xvii).

            1.15.    Confirmation of the MPA with respect to France  The consultation processes required by Law in France having been completed, and the views of the applicable worker representative bodies having been considered, pursuant to Section 9.3 of the MPA the Parties hereby confirm the MPA on the same terms and conditions as set forth therein with respect to France.

            1.16.    Waiver with respect to delivery of copies of Organizational Documents Notwithstanding anything to the contrary in Section 1.6 (b) (xiii) with respect to the Stock Company and Section 1.6 (c) (xii) with respect to the Rentrak Buyers, the parties agree that the requirement of delivery of Organizational Documents will be deemed satisfied even if the copies delivered are not certified, that Organizational Documents for Australia are not required to be signed, and that the Organizational Documents delivered are delivered on a best efforts basis and that any defects in such delivery by either Party may be satisfied after Closing in the same manner as with respect to defects in authorizations under Section 1.9 of this Amendment.

            1.17     Waiver with respect to good standing certificates Notwithstanding anything to the contrary in Section 1.6 (c) (xii) of the MPA, the parties agree that the certificates of good standing with respect to Rentrak Argentina Buyer and Rentrak Spain Buyer will be delivered to the Seller as soon as possible after the Closing, and the Seller waives the condition to Closing that such certificates be delivered at Closing.

ARTICLE II

MISCELLANEOUS

            2.1.      No Third Party Beneficiaries  This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

            2.2.      Counterparts, Facsimile and PDF Signature  This Agreement may be executed in multiple counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Agreement may be executed and delivered by facsimile signature or by electronic mail in portable document format (PDF) or similar image format.

            2.3.      Headings  The Section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement or any provision hereof.

            2.4.      Governing Law  This Amendment shall be governed by and construed in accordance with the Laws of the State of New York, without giving effect to its choice or conflict of law provisions or principles to the extent such provisions or principles are not mandatorily applicable by statute and would require or permit the application of the Laws of another jurisdiction.

            2.5.      Effect of this Amendment  Except as expressly modified by this Amendment, the MPA shall remain in full force and effect.

            2.6.      Submission to Jurisdiction  The submission to jurisdiction by the Parties embodied in the MPA shall apply with respect to this Amendment.

            2.7.      Construction

(a)        The language used in this Amendment shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(b)        Any reference to any federal, state, local, or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

(c)        Any reference herein to “including,” “include” or “includes” shall be deemed to be followed by the words “without limitation.”

(d)        The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement.

(e)        The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.

[The remainder of the page has been left intentionally blank; the signature page and Exhibit I follow]

IN WITNESS WHEREOF, THE PARTIES HAVE EXECUTED THIS AGREEMENT AS OF THE DATE FIRST ABOVE WRITTEN.

RENTRAK CORPORATION
By:	/s/ William P. Livek
Name:	William P. Livek
Title:	Chief Executive Officer

THE NIELSEN COMPANY (US), LLC
By:	/s/ James A. Ross
Name:	James A. Ross
Title:	Vice President